FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2008

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	Ö	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	Ö

 (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

China Netcom Group Corporation (Hong Kong) Limited
 Building C, No. 156, Fuxingmennei Avenue
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of：

1.	an announcement on further suspension of trading of the shares of China Netcom Group Corporation (Hong Kong) Limited, made by the Registrant in English on May 25, 2008;

2.	an announcement on the resignation of directors, made by the Registrant in English on May 25, 2008; and

3.	an announcement on the re-designation of director, made by the Registrant in English on May 26, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

By:	/s/ Huo Haifeng

By:	s/ Mok Kam Wan

Name:	Huo Haifeng and Mok Kam Wan

Title:	Joint Company Secretaries

Date: May 26, 2008

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CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 906)

ANNOUNCEMENT
FURTHER SUSPENSION

The Board of Directors (the “Board”) of China Netcom Group Corporation (Hong Kong) Limited (the “Company”) refers to the Announcement on Deepening the Reform of the Structure of the Telecommunications Sector dated 24 May 2008 (the “Announcement”) jointly issued by the Ministry of Industry and Information, the National Development and Reform Commission and the Ministry of Finance of the People’s Republic of China (the “PRC”).  The Announcement states that the PRC government will deepen the reform of the structure of the telecommunications sector, encourage the formation of three market competitors where each has nationwide network resources, relatively comparable strength and scale as well as comprehensive business operation capabilities, and the allocation of telecommunications resources will be further optimised and the competition structure will be improved.  In order to achieve the goals of the reform stated above, the acquisition of the CDMA network (including assets and subscribers) of China Unicom by China Telecom and the merger between China Unicom and China Netcom (the “Telecom Reform and Restructuring”) are encouraged.  If the Telecom Reform and Restructuring involves issues such as corporate restructuring, transfer of network assets, merger of listed companies, its implementation shall follow international practice and comply with the rules of practice in the domestic and overseas capital markets. The Telecom Reform and Restructuring will be associated with the grant of 3G licences and three 3G licences will be granted once the restructuring is completed.

In response to the Announcement, the Company is currently in discussions on a merger with China Unicom Limited (the “Material Transaction”).  The carrying out of such transaction will depend upon whether the parties can reach agreement on the terms. There is no assurance that such transaction will materialise or eventually be consummated.  Shareholders and potential investors are therefore reminded to exercise caution when dealing in the shares of the Company.

The Company has not authorised, and the Company is not aware of anyone having authorised, any person to release any information concerning this announcement. The Company will not comment on, and it has also not authorised any person to comment on, any market speculation relating to the Company, the information contained in this announcement or the Material Transaction.

Shareholders and potential investors are strongly cautioned not to place any reliance on any information contained in press articles or other media regarding the Company or the Material Transaction and should only rely on the formal announcements made by the Company.

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The Company has requested that trading in the shares of the Company on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) be continued to be suspended, pending the Company’s further announcement relating to the Material Transactions. The Company will also request the trading of the American Depositary Shares, representing shares of the Company, on the New York Stock Exchange, Inc. be continued to be suspended, pending (1) the Company’s further announcement relating to the Material Transaction and (2) the resumption of trading in the shares of the Company on the Hong Kong Stock Exchange.

By Order of the Board
China Netcom Group Corporation (Hong Kong) Limited
Huo Haifeng	Mok Kam Wan
Joint Company Secretaries

Hong Kong, 25 May 2008

As at the date of this announcement, the board of directors of the Company comprises Mr. Zuo Xunsheng, Ms. Li Jianguo and Mr. Li Fushen as executive directors, Mr. Yan Yixun, Mr. Cesareo Alierta Izuel and Mr. José María Álvarez-Pallete as non-executive directors and Mr. John Lawson Thornton, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive directors.

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CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 906)

ANNOUNCEMENT

RESIGNATION OF DIRECTORS

The Board of Directors (the “Board”) of China Netcom Group Corporation (Hong Kong) Limited (the "Company") announces that Mr. Zhang Chunjiang has resigned from his positions as Chairman and Executive Director of the Company, the Chairman of the Strategy Committee and a member of the Nominating and Corporate Governance Committee of the Board with effect from 23 May 2008. In addition, Mr. Zhang Xiaotie has also resigned from his positions as Executive Director and Senior Vice President of the Company, a member of the Compensation Committee and the Supervision Committee of the Board with effect from 23 May 2008. The resignations of Mr. Zhang Chunjiang and Mr. Zhang Xjaotie are due to reassignment of work. Mr. Zhang Chunjiang and Mr. Zhang Xiaotie will take up senior management position with China Mobile Communications Corporation. Mr. Zhang Chunjiang and Mr. Zhang Xiaotie have both confirmed that there is no disagreement with the Board and that there is no matter relating to their resignations that needs to be brought to the attention of the shareholders of the Company. The Board takes this opportunity to acknowledge the contributions of Mr. Zhang Chunjiang and Mr. Zhang Xiaotie to the Company with the highest regard and deepest gratitude.

By Order of the Board
China Netcom Group Corporation (Hong Kong) Limited
Huo Haifeng	Mok Kam Wan
Joint Company Secretaries

Hong Kong, 25 May 2008

As at the date of this announcement, the board of directors of the Company comprises Mr. Zuo Xunsheng, Ms. Li Jianguo and Mr. Li Fushen as executive directors, Mr. Yan Yixun, Mr. Cesareo Alierta Izuel and Mr. José María Álvarez-Pallete as non-executive directors and Mr. John Lawson Thornton, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive directors.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 906)

ANNOUNCEMENT

RE-DESIGNATION OF DIRECTOR

The Board of Directors (the “Board”) of China Netcom Group Corporation (Hong Kong) Limited (the "Company") announces that Mr. Zuo Xunsheng has been re-designated as the Chairman of the Company with effect from 25 May 2008. Mr. Zuo Xunsheng is currently an Executive Director and Chief Executive Officer of the Company and he will continue to hold such positions after the re-designation.

Mr. Zuo Xunsheng, 57, has been serving as Executive Director and Chief Executive Officer of the Company since May 2006. Before that, Mr. Zuo Xunsheng has served as Chief Operating Officer of the Company from December 2005 to May 2006. Mr. Zuo has served as Senior Vice President since July 2004. He has served as Vice President of China Network Communications Group Corporation since April 2002. Mr. Zuo has also served as Non-Executive Director and Deputy Chairman of PCCW Limited (listed on The Stock Exchange of Hong Kong Limited with its American Depositary Receipt trading on the Pink Sheets’ OTC Markets in the United States) since July 2007. Before joining China Network Communications Group Corporation, Mr. Zuo was President of the former Shandong Telecommunications Company from May 2000 to April 2002. From October 1997 to May 2000, Mr. Zuo has served as Director of the former Posts and Telecommunications Bureau of Shandong Province. From July 1993 to October 1997, Mr. Zuo has served as Director of the former Bureau of Telecommunications of Jinan City. Mr. Zuo graduated from Guanghua School of Management of Peking University with an EMBA degree in 2004.

The service contract of Mr. Zuo Xunsheng does not provide for a specified length of services and he will be subject to retirement by rotation and re-election at the annual general meetings of the Company at least every three years. Mr. Zuo Xunsheng is not entitled to any director’s fee. Mr. Zuo Xunsheng is entitled to an annual base salary of RMB 300,000 plus a discretionary bonus as may be determined by the Board. As at the date hereof, Mr. Zuo Xunsheng currently holds 455,500 share options in the Company.  Save for such share options, Mr. Zuo Xunsheng does not have any interest in the Company’s shares within the meaning of Part XV of the Securities and Futures Ordinance.

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Except as noted above, Mr. Zuo Xunsheng is not connected with any directors, senior management or substantial or controlling shareholders of the Company and has not held any other directorships in any listed public companies in the last three years.  Save as disclosed above, there is no other information required to be disclosed in relation to the appointment of Mr. Zuo Xunsheng pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there are no other matters relating to the appointment of Mr. Zuo Xunsheng that need to be brought to the attention of the shareholders of the Company.

By Order of the Board
China Netcom Group Corporation (Hong Kong) Limited
Huo Haifeng	Mok Kam Wan
Joint Company Secretaries

Hong Kong, 26 May 2008

As at the date of this announcement, the board of directors of the Company comprises Mr. Zuo Xunsheng, Ms. Li Jianguo and Mr. Li Fushen as executive directors, Mr. Yan Yixun, Mr. Cesareo Alierta Izuel and Mr. José María Álvarez-Pallete as non-executive directors and Mr. John Lawson Thornton, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive directors.

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